CLOUD SECURITY CORPORATION

December 22, 2014

VIA EDGAR Ajay Koduri Securities and Exchange Commission Division of Corporation Finance Mail Stop 3720 100 F Street, Washington DC, 20549

Re:	Cloud Security Corporation Amendment No. 1 to Preliminary Schedule 14C Filed: December 22, 2014 File No: 000-54440

Dear Mr. Koduri:

In response to your oral request of today, December 22, 2014, Cloud Security Corporation (the “Company”) is providing the following information in addition to filing the amended Preliminary Information Statement on Schedule 14C (the “Information Statement”).

SEC Comment: We note your response to Comment 2. However, we respectfully disagree. Because this is a change of control transaction, we believe that under Instruction 1 to Item 13, you should provide the information required under Item 13.

Company Response: The Company acknowledges the Staff’s comment, has reviewed Item 13 and has amended its Information Statement to reflect these disclosures.

ACKNOWLEDGMENT

In connection with the Company’s responses herein and as provided in the amended Preliminary Information Statement the Company hereby acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Safa Movassaghi
Safa Movassaghi,
CEO/ Chairman of the Board
Cloud Security Corporation
4590 MacArthur Boulevard, Suite 500
Newport Beach, CA 92660